

September 9, 2011

<u>Via E-mail</u>
Todd R. Fry
  Chief Financial Officer
Champion Industries, Inc.
2450 First Avenue
P.O. Box 2968
Huntington, West Virginia 25728

> **Re: Champion Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed January 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 11, 2011**
> **File No. 0-21084**

Dear Mr. Fry:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended October 31, 2010</u>

<u>Risk Factors, page 17</u>

<u>General</u>

1.   Please confirm that in future filings you will remove the words "including risks not presently know or currently deemed immaterial by us." This section should identify all known material risks and should not reference unknown or immaterial risks.

Dependence on Marshall T. Reynolds; Control of the Company, page 17

2.   In future filings, please revise this risk factor to discuss the risks attendant to the fact that Mr. Reynolds has pledged a significant number of his shares as collateral to secure loans made by him. Disclose the specific percentage and number of the collateralized shares.

Management's Discussion and Analysis

Results of Operations, page 31

3.   We note your tabular presentation here and in the statements of operations where consolidated gross profit is presented and can be readily computed for each of your three segments. We also note your tabular disclosure in the segment note to the audited financial statements, providing a line item for operating income by segment. Your MD&A discussion includes a discussion of revenues by segment, but omits any discussion of segment profitability. Please expand your discussion in MD&A to also include disclosure of your segment profitability based on the measure used by your chief operating decision maker in assessing segment performance and allocating resources. We refer you to paragraph (a) of Item 303 of Regulation S-K for a discussion of segment information.

Signatures, page 50

4.   Please confirm that in future filings you will revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer and principal accounting officer or controller so that they sign the Form 10-K not only on behalf the registrant but also in their individual capacities. Refer to General Instruction D(2)(a) of Form 10-K.

Financial Statements

Note 6. Related Party Transactions and Operating Lease Commitments, page F-20

5.   Reference is made to your discussion of the $3.0 million promissory note and the $2.5 million promissory note payable to Marshall T. Reynolds, your Chief Executive Officer and majority shareholder. In light of the significance of these amounts, please disclose these related party loans as a separate line in your balance sheet, such as loans due to shareholder. Similarly, the related party interest expense on these promissory notes should be shown as a separate line item in the statements of operations, such as interest expense-related party.

6.   It is unclear to us where the $2.5 million promissory note is reflected on your October 31, 2010 balance sheet, and whether or not you have accrued any interest expense on this debt. Please advise in detail, or revise the financial statements accordingly. We note this

$2.5 million promissory note arose from the Contribution Agreement, dated March 31, 2010, pursuant to which Mr. Reynolds deposited $2.5 million as cash collateral with the Administrative Agent in the event of a default by you under your Credit Agreement. As such, it appears this $2.5 million deposit was made on your behalf and thus should be reflected on your balance sheet as noncurrent restricted cash.

Note 9. Industry Segment Information, page F-24

7.   We note the tabular presentation where segment profitability appears to be shown as the line item operating income, notwithstanding the narrative disclosure that "…these segments are not specifically designed to measure operating income or loss directly related to the products or services included in each segment." Please revise the narrative discussion in the second paragraph to clearly define the profitability measure used by your chief operating decision maker in assessing segment performance and allocating resources, and delete references to the inconsistencies with GAAP. To the extent that the tabular line item operating income is not the measure used by your chief financial officer, please revise the table accordingly to present the appropriate profitability measure, and reconcile this measure to consolidated operating income. Refer to FASB ASC 280-10-50-28 through 31.

Definitive Proxy Statement on Schedule 14A

8.   Please confirm that in future filings you will disclose information regarding your securities authorized for issuance under your equity compensation plan pursuant to Item 201(d) or advise.

Ownership of Shares, page 9

9.   Please confirm that in future filings you will revise to identify the individual or individuals who have voting or investment power with respect to the shares held by the legal entities listed in your principal shareholder table on page nine.

Compensation Discussion and Analysis, page 11

10.   We note your disclosure on page 12 that the annual performance cash bonuses paid to the named executive officers other than the CEO are determined by the CEO based on his "subjective analysis." Please revise future filings to specify, in detail, the various factors that the CEO considered in conducting his analysis to determine the amount of each named executive officer's bonus. We would expect your revised disclosure to include a general discussion of any company-wide, unit, or individual performance metrics or factors considered.

11.   We note that the base salary of the named executive officers other than the CEO is determined by the CEO. Please revise future filings to disclose how the CEO sets the

compensation of the other named executive officers, including how he determines whether increases in base salary are warranted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski, Staff Attorney, at (202) 551-3666 or me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief